Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Citizens Republic Bancorp, Inc.

Commission File No.: 001-33063

Date: October 24, 2012

*Paul Greig – Transcript*

Thank you, Tom, and good morning, everyone.

I am pleased to report another quarter of strong financial results. Our focus on sound banking principles continues to generate strong performance despite industry challenges from a low-interest rate environment coupled with a slow economic recovery.

Before discussing our third quarter’s financial highlights, I’d like to recap the announcement earlier this quarter of FirstMerit’s acquisition of Citizens Republic Bancorp. In September we signed a definitive agreement under which FirstMerit will acquire Citizens in a stock-for-stock transaction.

This transaction creates a unique, contiguous Upper Midwest banking franchise across five states. In addition to expanding FirstMerit’s footprint into Michigan and Wisconsin, we will also be strengthening our presence in Northeast Ohio.

Pending customary regulatory and shareholder approval we will become the sixth largest banking institution headquartered in the Midwest. The transaction is expected to close early in the 2nd quarter of 2013.

Under the leadership of Cathy Nash and her team, Citizens made great progress over the past three years addressing legacy credit issues while growing core deposits.

We believe that combining both companies’ shared culture and values with our proven business model will enhance shareholder value.

Since we announced the transaction we have filed our regulatory applications with the Fed and the OCC. Teams throughout both companies are working together on a daily basis. Due to the significance of this transaction for FirstMerit, we have engaged a number of third parties, including Ernst & Young and Deloitte Consulting to advise us through the planning and integration process to ensure a seamless transition.

I look forward to providing additional updates with you as we get closer to becoming a single dynamic company across the Upper Midwest.

In addition to our pending geographic expansion, I want to discuss our organic growth within our existing markets. Average total non-covered commercial loans increased 13% annualized over last quarter and 12% over the prior year quarter. Our reputation as an active lender throughout the economic cycle, leveraged by our teams of experienced bankers, continues to generate profitable growth.

I’d also like to touch on our efficiency initiative that we announced in October of 2011. The reduced expenses this quarter reflect our ongoing progress. While our pending transaction with Citizens has been very visible, internally our attention to controlling expenses continues unabated. We expect to bring similar discipline to the Citizens cost structure through our integration transition.

The $108.6 million in expenses we reported this quarter was a 6.4% improvement from the year-ago quarter.

During the quarter we incurred $1.1 million in costs related to the proposed Citizens transaction as well as $500,000 related to the closing of eight full-service branches. Absent those one-time items, our operating expenses for the quarter would have been $107 million, or $3 million below our 4Q12 efficiency target.

As our loan portfolio continued to grow, our credit metrics remained solid. In the third quarter of 2012, NPAs were 77bps compared with 75bps in the second quarter. Net charge-offs were at 72bps.

Our reported NPA and net charge-off numbers reflect new regulatory guidance this quarter that reclassifies certain consumer post-Chapter 7 bankruptcy accruing loans to non-performing loans. Without the impact of this guidance, NPAs would have declined to 64bps and net charge-offs would have been 59 bps.

Now let’s review some third quarter highlights.

•	For the third quarter, FirstMerit reported earnings of $0.32, compared to $0.28 last quarter and $0.29 the year-ago quarter. Returns were solid with an ROE of 8.6% and an ROA of 0.94% for the quarter.

•	Reported net income increased 14% over the previous quarter and 10% over the year-ago quarter.

•	For the third quarter, our net interest margin compressed 11 bps off the prior quarter to 3.66%.

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We continued to increase our core deposits in the third quarter, growing 5% annualized against the previous quarter and 8% over the year-ago quarter. Within that growth, non interest DDA increased $93 million, or an annualized 12%, off the prior quarter. At 9/30/12, core deposits increased to 87% of total deposits from 82% at 9/30/11.

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Our balance sheet remains strong, with the allowance for credit reserves to non-performing loans remaining solid at 208% and tangible common equity increasing to 8.18% in the third quarter, from 8.01% last quarter.

Our performance this quarter – despite the ongoing challenges of a sluggish economy, a low-interest rate environment and the additional costs of complying with new industry legislation – reflects a strong and financially sound company, focused on cost-efficient operations, profitable growth and increasing shareholder value.

We are growing organically in our existing markets and expanding our footprint through the Citizens transaction.

We are bringing our proven commercial growth platform and disciplined credit management practices to Michigan and Wisconsin. Since entering Chicago in 2010, we have shown that our platform is scalable and our proven management team can be leveraged in new markets.

Our solid performance in Chicago continues to validate our strategy to enter that market. We generated $317 million in commercial loan production for the first three quarters of 2012, up 11.5% over the first nine months of 2011.

We are investing in our future success in Chicago — one of the country’s most dynamic markets. In 2012, building upon that strategy we have added 28 revenue producing positions across all lines of business to the Chicago marketplace.

Chicago loan originations accounted for 25% of total originations this year with the remainder coming from our legacy regions. To that point, we continue to take market share across our footprint.

We are pleased with the strong and consistent performance in Chicago and we believe the introduction of our value proposition in our new markets of Michigan and Wisconsin will generate similar success as we bring local delivery, fast response and access to local decision makers to a new customer base.

Our focus continues to be on delivering strong financial performance for our shareholders and providing best-in-class service.

With that, I’ll turn the call over to Bill Richgels to provide more details on the credit front.

Forward Looking Statements

This transcript contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act giving FirstMerit Corporation’s (FirstMerit) expectations or predictions of future financial or business performance or conditions. Such forward-looking statements include, but are not limited to, statements about the projected impact and benefits of the combination of Citizens Republic Bancorp (Citizens) with FirstMerit, including future estimated financial and operating results, and FirstMerit’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made, and FirstMerit assumes no duty to update forward-looking statements.

In addition to factors previously disclosed in FirstMerit’s and Citizens’ reports filed with the SEC and those identified elsewhere in this transcript, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transactions may be required in order to obtain or satisfy such approvals or conditions; the timing of approvals by Citizens’ and FirstMerit’s shareholders; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the merger; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; markets for and terms realizable on the proposed issuances of debt and preferred stock by FirstMerit; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FirstMerit and Citizens, FirstMerit will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of FirstMerit and Citizens that also constitutes a prospectus of FirstMerit. FirstMerit and Citizens will deliver the joint proxy statement/prospectus to their respective shareholders. FirstMerit and Citizens urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstMerit’s website (www.firstmerit.com) under the heading “Investors” and then under the heading “Publications and Filings.” You may also obtain these documents, free of charge, from Citizens’ website (www.citizensbanking.com) under the tab “Investors” and then under the heading “Financial Documents” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

FirstMerit, Citizens, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstMerit and Citizens shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstMerit and Citizens shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstMerit’s executive officers and directors in its definitive proxy statement filed with the SEC on March 8, 2012. You can find information about Citizens’ executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2012. Additional information about FirstMerit’s executive officers and directors and Citizens’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstMerit and Citizens using the contact information above.

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